Datacentrex, Inc.

470 W 200 N STE 18

Salt Lake City, UT 84103

January 30, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce

Re:	Datacentrex, Inc
Registration Statement on Form S-3
File No. 333-293030

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Datacentrex, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday, January 30, 2026, or as soon thereafter as possible.

Please notify Richard A. Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

DATACENTREX, INC.

By:	/s/ Parker Scott
Name:	Parker Scott
Title:	Chief Executive Officer